U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 6 )


                clickNsettle.com, Inc. (formerly NAM Corporation)
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   18682E-205
                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                            Thelen Reid & Priest LLP
                                875 Third Avenue
                          New York, New York 10022-6225
                                 (212) 603-2215
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 14, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D
-----------------------                                     --------------------
CUSIP No. 18682E-205                                          Page 2 of 5 Pages
-----------------------                                     --------------------

    1     NAME OF REPORTING PERSONS
          Roy Israel

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      ###-##-####
--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------

    3     SEC USE ONLY
--------------------------------------------------------------------------------

    4     SOURCE OF FUNDS*
          PF
--------------------------------------------------------------------------------

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

                        7      SOLE VOTING POWER
                               2,286,472 shares   (see Item 5)
                        --------------------------------------------------------
     NUMBER OF
      SHARES            8      SHARED VOTING POWER
   BENEFICIALLY                -0-
     OWNED BY          ---------------------------------------------------------
       EACH
     REPORTING          9      SOLE DISPOSITIVE POWER
    PERSON WITH                2,286,472 shares   (see Item 5)
                       ---------------------------------------------------------

                       10      SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,364,472 shares      (see Item 5)
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          (see Item 5)                                                   |X|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.46%
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                                     --------------------
CUSIP No. 18682E-205                                          Page 3 of 5 Pages
-----------------------                                     --------------------

    1     NAME OF REPORTING PERSONS
          Carla Israel

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      ###-##-####
--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------

    3     SEC USE ONLY
--------------------------------------------------------------------------------

    4     SOURCE OF FUNDS*
          PF
--------------------------------------------------------------------------------

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

                        7      SOLE VOTING POWER
                               123,806 shares   (see Item 5)
                        --------------------------------------------------------
     NUMBER OF
      SHARES            8      SHARED VOTING POWER
   BENEFICIALLY                -0-
     OWNED BY          ---------------------------------------------------------
       EACH
     REPORTING          9      SOLE DISPOSITIVE POWER
    PERSON WITH                123,806 shares   (see Item 5)
                       ---------------------------------------------------------

                       10      SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          234,806 shares      (see Item 5)
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |X|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.74%
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                                     --------------------
CUSIP No. 18682E-205                                          Page 4 of 5 Pages
-----------------------                                     --------------------

EXPLANATORY NOTE

         The purpose of this amendment is to update certain information contained in Items 3 and 5. On August 20, 2001, the Company effectuated a 1-for-3 reverse stock split of its common stock. On December 22, 2003, the Company effectuated a 6-for-1 forward stock split of its common stock. All references to number of shares and prices per share in this document have been restated accordingly.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Israel acquired 2,270,472 shares of Common Stock as a founding shareholder. On December 28, 1998, Mr. Israel purchased 4,000 shares of Common Stock, at a price of $0.5315 per share. On December 31, 1998, Mr. Israel purchased 2,000 shares of Common Stock, at a price of $0.5619 per share. On January 7, 1999, Mr. Israel purchased 10,000 shares of Common Stock, at a price of $0.6876 per share. All purchases were made from Mr. Israel's personal funds. Mr. Israel had the option, granted to him under the Company's Amended and Restated 1996 Stock Option Plan (the "Plan"), to purchase 120,000 shares of Common Stock at exercise prices ranging from $0.8938 to $1.125 per share. 60,000 of such options vested on September 18, 1998 and 60,000 of such options vested on September 18, 1999. These options expired without being exercised on September 18, 2002. Mr. Israel was also granted an option under the Plan to purchase 420,000 shares of Common Stock at exercise prices ranging from $0.6875 to $0.7563. 210,000 of such options vested on November 18, 1999 and 210,000 options vested on November 18, 2000. 192,000 of these options expired without being exercised on November 18, 2003. Additionally, Mr. Israel was granted an option to purchase 180,000 shares of Common Stock under the Plan at exercise prices ranging from $2.5625 to $2.819 of which 90,000 options vested on December 17, 2000 and 90,000 options vested on December 17, 2001. Mr. Israel was also granted an option to purchase 170,000 shares of Common Stock under the Plan at exercise prices ranging from $0.719 to $0.7908 of which 85,000 options vested on November 13, 2001 and 85,000 options vested on November 13, 2002. Further, Mr. Israel was granted an option to purchase 900,000 shares of Common Stock under the Plan at exercise prices ranging from $0.2317 to $0.2548 of which 450,000 options vested on March 15, 2003 and 450,000 options are to vest on March 15, 2004. Mr. Israel was also granted an option to purchase 1,200,000 shares of Common Stock under the Plan at exercise prices ranging from $0.0417 to $0.0458 of which 600,000 options are to vest on March 14, 2004 and 600,000 options are to vest on March 14, 2005.

         The source and the amount of funds or other consideration used by Mrs. Israel to acquire 123,806 shares of Common Stock were personal funds. Mrs. Israel received options to purchase 71,000 shares of Common Stock on November 18, 1998 at an exercise price of $0.6875 per share. 35,500 of these options vested on November 18, 1999 and the remaining 35,500 options vested on November 18, 2000. Additionally, Mrs. Israel was granted 40,000 options under the Plan at an exercise price of $2.5625 of which 20,000 options vested on December 17, 2000 and 20,000 options vested on December 17, 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         A.     (i)   Mr. Israel has beneficial ownership of 4,364,472 shares of
Common Stock, or 41.46% of the outstanding Common Stock. 2,286,472 shares are owned directly by Mr. Israel. Mr. Israel owns options to purchase 2,078,000 shares of Common Stock that are currently exercisable or will be exercisable within 60 days. In addition, Mr. Israel is an indirect beneficial owner of 234,806 shares owned by Mrs. Israel. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 4,599,278 shares or 43.23% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel. Mr. Israel also holds options to purchase 600,000 shares of Common Stock. Such options are not currently exercisable nor will they be exercisable within 60 days.

                (ii) Mr. Israel has the sole right to vote 4,364,472 shares of Common Stock.

                (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days.

                (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

                (v)   Not applicable.

                                  SCHEDULE 13D
-----------------------                                     --------------------
CUSIP No. 18682E-205                                          Page 5 of 5 Pages
-----------------------                                     --------------------

         B.     (i)   Mrs. Israel has beneficial ownership of 234,806 shares of
Common Stock or 2.74% of the outstanding Common Stock. 123,806 shares of Common Stock are owned directly by Mrs. Israel. Mrs. Israel owns options to purchase 111,000 shares of Common Stock that are currently exercisable or will be exercisable within 60 days. In addition, Mrs. Israel is an indirect beneficial owner of 4,364,472 shares of Common Stock owned by Mr. Israel. Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

                (ii) Mrs. Israel has the sole right to vote 123,806 shares of Common Stock.

                (iii) Mrs. Israel has not effected any transactions in the securities reported on during the past 60 days.

                (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

                (v)   Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         Exhibit A - Letter Agreement of Carla Israel*
         Exhibit C - Voting Agreement dated May 10, 2000**
         Exhibit D - Stock Purchase Agreement dated May 10, 2000***


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          March 12, 2004

                                                          /s/ ROY ISRAEL
                                                          -------------------
                                                          Roy Israel


                                                          March 12, 2004

                                                          /s/ Carla Israel
                                                          -------------------
                                                          Carla Israel


----------
* Incorporated by reference to the original filing by Mr. Israel on Form 13D, dated September 29, 1998.

** Incorporated by reference to Amendment 2 filed by Mr. Israel on Form 13D, dated May 10, 2000.

*** Incorporated herein in its entirety by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 17, 2000.